UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor Col. Lomas de Chapultepec 11000 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

NOTICE TO THE SHAREHOLDERS OF

GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.

        We hereby inform you that the General Ordinary and Extraordinary Shareholders’ Meeting of Grupo Aeroportuario del Sureste, S.A. de C.V. which was duly called pursuant to the call published in the newspaper “El Economista” on December 4, 2003 and which was originally scheduled for 10:00 a.m on December 19, 2003 at Blvd. Manuel Avila Camacho No. 40, 6th Floor, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, Zip Code 11000, in Mexico City, Federal District, has been postponed until December 30, 2003.

        The General Ordinary and Extraordinary Shareholders’ Meeting of Grupo Aeroportuario del Sureste, S.A. de C.V. will take place at 10:00 a.m. on December 30, 2003, at Blvd. Manuel Avila Camacho No. 40, 6th Floor, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, Zip Code 11000, in Mexico City, Federal District, to discuss the matters contained in the agenda and pursuant to the same terms contained in the call published in the newspaper “El Economista” on December 4, 2003.

México City, December 15, 2003

___________________________

Alberto de la Parra Zavala
Secretary of the Board of Directors

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V. By: /s/ Adolfo Castro Rivas Name: ADOLFO CASTRO RIVAS Title: Director of Finance

Date: December 15, 2003